UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 1)*

NovaCopper Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

66988K102

(CUSIP Number)

Electrum Strategic Resources L.P.
535 Madison Avenue, 11th Floor
New York, NY 10022
(646) 365-1600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 14 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	66988K102	SCHEDULE 13D/A	Page 1 of 14 Pages

1	NAME OF REPORTING PERSON Electrum Strategic Resources L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 13,261,579 Common Shares
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 13,261,579 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 13,261,579 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 25.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No.	66988K102	SCHEDULE 13D/A	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON The Electrum Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 13,261,579 Common Shares held by Electrum Strategic Resources L.P.
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 13,261,579 Common Shares held by Electrum Strategic Resources L.P.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 13,261,579 Common Shares held by Electrum Strategic Resources L.P.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 25.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No.	66988K102	SCHEDULE 13D/A	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON Electrum Global Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 13,261,579 Common Shares held by Electrum Strategic Resources L.P.
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 13,261,579 Common Shares held by Electrum Strategic Resources L.P.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 13,261,579 Common Shares held by Electrum Strategic Resources L.P.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 25.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No.	66988K102	SCHEDULE 13D/A	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON TEG Global GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 13,261,579 Common Shares held by Electrum Strategic Resources L.P.
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 13,261,579 Common Shares held by Electrum Strategic Resources L.P.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 13,261,579 Common Shares held by Electrum Strategic Resources L.P.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 25.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No.	66988K102	SCHEDULE 13D/A	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON Leopard Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 13,261,579 Common Shares held by Electrum Strategic Resources L.P.
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 13,261,579 Common Shares held by Electrum Strategic Resources L.P.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 13,261,579 Common Shares held by Electrum Strategic Resources L.P.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 25.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No.	66988K102	SCHEDULE 13D/A	Page 6 of 14 Pages

1	NAME OF REPORTING PERSON GRAT Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒(b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 833,333 Common Shares
	8	SHARED VOTING POWER: 13,261,579 Common Shares held by Electrum Strategic Resources L.P.
	9	SOLE DISPOSITIVE POWER: 833,333 Common Shares
	10	SHARED DISPOSITIVE POWER: 13,261,579 Common Shares held by Electrum Strategic Resources L.P.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 14,094,912 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 27.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No.	66988K102	SCHEDULE 13D/A	Page 7 of 14 Pages

This Amendment No. 1 (this “Amendment”) amends and restates the Schedule 13D (the “Schedule 13D”) filed by Electrum Strategic Resources L.P. (formerly Electrum Strategic Resources LLC) (“Electrum Strategic”) on May 10, 2012, with respect to the common shares of NovaCopper Inc.  All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 1.                            Security and Issuer

This Schedule 13D relates to the common shares (the “Common Shares”) of NovaCopper Inc. (the “Issuer”), a company organized and existing under the laws of the province of British Columbia, Canada.  The address of the Issuer’s principal executive offices is Suite 2300-200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4.

Item 2.                            Identity and Background

(a)              This Statement is being filed by Electrum Strategic, a Delaware limited partnership,  Electrum Global Holdings L.P., a Cayman Islands exempted limited partnership (“Global Holdings”), TEG Global GP Ltd, a Cayman Islands exempted limited partnership (“Global GP”), The Electrum Group LLC, a Delaware limited liability company (“TEG Services”), Leopard Holdings LLC, a Delaware limited liability company (“Leopard”) and GRAT Holdings LLC, a Delaware limited liability company (“GRAT Holdings” and, collectively, the “Reporting Persons”). Schedule A attached hereto sets forth information referred to in Instruction C of Schedule 13D with respect to each Reporting Person.

(b)              The principal business address of Leopard and GRAT Holdings is 535 Madison Avenue, 12th Floor, New York, New York 10022.

The principal business address of TEG Services, Electrum Strategic, Global Holdings and Global GP is 535 Madison Avenue, 11th Floor, New York, New York 10022.

(c)              The principal business of each of Electrum Strategic, Global Holdings, Leopard and GRAT Holdings is to invest in securities and other assets, directly and indirectly.  The principal business of Global GP is to serve as the general partner of Global Holdings.  The principal business of TEG Services is to provide investment advisory services to Global Holdings.

(d)              Neither any Reporting Person, nor any person named on Schedule A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)              Neither any Reporting Person, nor any person named on Schedule A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

(f)              Not Applicable.

CUSIP No.	66988K102	SCHEDULE 13D/A	Page 8 of 14 Pages

Item 3.                            Source and Amount of Funds or Other Consideration.

Electrum Strategic acquired (i) 8,872,033 of the Common Shares described in Item 5 below pursuant to the spinoff of Common Shares by NovaGold Resources Inc. (“NovaGold”), which became effective April 30, 2012 (the “Spinoff”) and (ii) 5,222,879 of the Common Shares described in Item 5 upon the December 31, 2012 exercise of NovaGold warrants for 31,337,278 NovaGold common shares and 5,222,879 Common Shares.  The CDN$46,347,834.16 used to effect the NovaGold warrant exercise was provided to Electrum Strategic by Global Holdings.

Global Holdings acquired beneficial ownership of the Common Shares described in Item 5 below on December 31, 2012 as a result of the contribution by Leopard and its affiliates of all of the equity of Electrum Strategic, among other assets, to Global Holdings, an entity newly formed by Leopard of which Global GP is the general partner and TEG Services is the investment adviser.

In addition, on December 28, 2012, 833,333 Common Shares were distributed by Electrum Strategic to GRAT Holdings, the indirect parent company of Electrum Strategic.

Item 4.                            Purpose of Transaction.

Electrum Strategic acquired 8,872,033 Common Shares described in Item 5 below pursuant to the Spinoff and 5,222,879 Common Shares on December 31, 2012 upon the exercise of NovaGold warrants, as described in Item 3 above.

Electrum Strategic acquired the Common Shares described herein, and each other Reporting Person acquired its beneficial interest in the Common Shares, for investment purposes and the Reporting Persons and/or one or more of their respective affiliates may, depending on market and other conditions, increase or decrease their respective beneficial ownership of Common Shares or other securities of the Issuer whether in the open market, by privately negotiated agreement or otherwise.

              Other than as set forth in this Item 4, the Reporting Person currently has no plan or proposal that relates to any of the matters described in subparagraphs (a) through (j) of Item 4 to Schedule 13D.

Item 5.                            Interest in Securities of the Issuer.

As of December 31, 2012, the Reporting Persons (and each of them) beneficially own the number of Common Shares set forth below.  Percentage ownership is based upon 46,633,568 Common Shares outstanding as reported in the Issuer’s Interim Consolidated Financial Statements for the period ended August 31, 2012, plus the 5,222,879 Common Shares acquired by Electrum Strategic upon exercise of the NovaGold warrants described herein.

(a)

(1)              Reporting Persons

Number of shares:       14,094,912
Percentage of shares:  27.2%

(2)              Electrum Strategic

Number of shares:       13,261,579
Percentage of shares:  25.6%

CUSIP No.	66988K102	SCHEDULE 13D/A	Page 9 of 14 Pages

(3)              Global Holdings

Number of shares:       13,261,579
Percentage of shares:  25.6%

(4)              Global GP

Number of shares:       13,261,579
Percentage of shares:  25.6%

(5)              TEG Services

Number of shares:       13,261,579
Percentage of shares:  25.6%

(6)              Leopard

Number of shares:       13,261,579
Percentage of shares:  25.6%

 (7)             GRAT Holdings

Number of shares:       14,094,912
Percentage of shares:  27.2%

 (b)

(1)              Electrum Strategic

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:    13,261,579
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:     13,261,579

(2)              Global Holdings

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:     13,261,579
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:     13,261,579

(3)              Global GP

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:     13,261,579
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:     13,261,579

CUSIP No.	66988K102	SCHEDULE 13D/A	Page 10 of 14 Pages

(4)              TEG Services

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:     13,261,579
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:     13,261,579

(5)              Leopard

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:     13,261,579
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:     13,261,579

(6)              GRAT Holdings

Sole power to vote or direct the vote:  833,333
Shared power to vote or direct the vote:     13,261,579
Sole power to dispose or to direct the disposition:  833,333
Shared power to dispose or direct the disposition:     13,261,579

Global GP is the sole general partner of, and TEG Services is the investment adviser to, Global Holdings.  TEG Services possesses voting and investment discretion with respect to assets of Global Holdings, including indirect investment discretion with respect to the Common Shares held by Electrum Strategic. The Investment Committee of GRAT Holdings (see Schedule A) exercises voting and investment decisions on behalf of GRAT Holdings, including decisions on behalf of GRAT Holdings with respect to the securities reported herein.

(c)              Except as set forth in Item 3, no Reporting Person has effected any transaction in the Common Stock during the past 60 days.

(d)              Trusts for the benefit of members of the immediate family of Thomas S. Kaplan have the right to receive and the power to direct the receipt of a portion of the dividends from, and a portion of the proceeds from the sale of, the securities reported herein. In addition, certain other persons have the right to receive and the power to direct the receipt of a portion of the proceeds of dividends from, and a portion of the proceeds from the sale of, the securities reported herein as being held by Electrum Strategic.

(e)              Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

None.

Item 7.               Material to be Filed as Exhibits.

1.              Joint Filing Agreement

2.              Power of Attorney

CUSIP No.	66988K102	SCHEDULE 13D/A	Page 11 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 31, 2012

ELECTRUM STRATEGIC RESOURCES L.P. By: Electrum Strategic Management LLC, its General Partner

By:	/s/ Andrew M. Shapiro
Name: Andrew M. Shapiro
Title: Managing Director

ELECTRUM GLOBAL HOLDINGS L.P. By: TEG Global GP Ltd., its General Partner

By:	/s/ William Natbony
Name: William Natbony
Title: Director

LEOPARD HOLDINGS LLC

By:	/s/ William Natbony
Name: William Natbony
Title: Manager
TEG GLOBAL GP LTD.

By:	/s/ William Natbony
Name: William Natbony
Title: Director

CUSIP No.	66988K102	SCHEDULE 13D/A	Page 12 of 14 Pages

GRAT HOLDINGS LLC

By:	/s/ William Natbony
Name: William Natbony
Title: Manager

THE ELECTRUM GROUP LLC

By:	/s/ Michael H. Williams
Name: Michael H. Williams
Title: Senior Managing Director

CUSIP No.	66988K102	SCHEDULE 13D/A	Page 13 of 14

SCHEDULE A

Electrum Strategic Resources L.P.

William Natbony is the Chief Executive Officer of the Reporting Person.  Mr. Natbony's principal business address is 535 Madison Avenue, 12th Floor, New York, NY 10022.  Mr. Natbony's principal business is as a businessman.

Global Holdings (a Reporting Person under the Amendment) is the owner of all of the limited partnership interests of Electrum Strategic and all of the equity interests of Electrum Strategic Management LLC, the general partner of Electrum Strategic formed in connection with Electrum Strategic’s conversion from a limited liability company to a limited partnership. Global Holdings is in the business of investing.

Electrum Global Holdings L.P.

Global GP is the sole general partner of Global Holdings.  In accordance with the limited partnership agreement of Global GP, the board of directors of Global GP serve in a like function with respect to Global Holdings.

TEG Global GP Ltd.

Effective as of December 31, 2012, the board of directors of  TEG Global GP Ltd. consists of the following individuals: William Natbony, Joshua Fink, Ali Erfan and Thomas S. Kaplan.

The principal occupation and principal business address of each director of TEG Global GP Ltd. are as follows:

Name	Principal Occupation	Principal Business Address
William Natbony	Businessman	c/o Tigris Group Inc. 535 Madison Avenue, 12th Floor New York, NY 10022
Joshua Fink	Businessman	c/o The Electrum Group LLC 535 Madison Avenue, 11th Floor New York, NY 10022
Ali Erfan	Businessman	c/o The Electrum Group LLC 535 Madison Avenue, 11th Floor New York, NY 10022
Thomas S. Kaplan	Businessman	c/o The Electrum Group LLC 535 Madison Avenue, 11th Floor New York, NY 10022

Leopard Holdings LLC

William Natbony is the sole manager of Leopard.  Mr. Natbony's principal business address is 535 Madison Avenue, 12th Floor, New York, NY 10022.  Mr. Natbony's principal business is as a businessman.

GRAT Holdings (a Reporting Person under the Amendment) is the owner of Leopard.  GRAT Holdings is in the business of investing.

CUSIP No.	66988K102	SCHEDULE 13D/A	Page 14 of 14 Pages

GRAT Holdings LLC

William Natbony is the sole manager of Leopard.  Mr. Natbony's principal business address is 535 Madison Avenue, 12th Floor, New York, NY 10022.  Mr. Natbony's principal business is as a businessman.

The Investment Committee of GRAT Holdings is comprised of Mr. Natbony, Amelia J. Zoler and Lillian Saldanha.  The principal business address of each of Ms. Zoler and Ms. Saldanha is 535 Madison Avenue, 12th Floor, New York, NY 10022.  Ms. Zoler’s principal business is as Vice-Chairman and Chief Financial Officer of Tigris Group Inc.  Ms. Saldanha’s principal business is as an employee of Tigris Group Inc.  GRAT Holdings is owned by certain trusts of which Mr. Natbony is trustee.

The Electrum Group LLC

Effective as of December 31, 2012, (i) the board of directors of The Electrum Group LLC consists of the following individuals: Thomas S. Kaplan, Igor Levental, Robert M. Newman, Jr., Mark D. Wallace and Michael H. Williams and (ii) the executive officers of the Electrum Group LLC consist of Thomas S. Kaplan (Chairman and Chief Investment Officer), Joshua Fink (Vice Chairman) and Mark D. Wallace (Chief Operating Officer).

The principal occupation and principal business address of each director and executive officer of The Electrum Group LLC are as follows:

Name	Principal Occupation	Principal Business Address
Thomas S. Kaplan	Businessman	c/o The Electrum Group LLC 535 Madison Avenue, 11th Floor New York, NY 10022
Igor Levental	Businessman	c/o The Electrum Group LLC 535 Madison Avenue, 11th Floor New York, NY 10022
Robert M. Newman, Jr.	Businessman	c/o The Electrum Group LLC 535 Madison Avenue, 11th Floor New York, NY 10022
Mark D. Wallace	Businessman	c/o The Electrum Group LLC 535 Madison Avenue, 11th Floor New York, NY 10022
Michael H. Williams	Businessman	c/o The Electrum Group LLC 535 Madison Avenue, 11th Floor New York, NY 10022
Joshua Fink	Businessman	c/o The Electrum Group LLC 535 Madison Avenue, 11th Floor New York, NY 10022